SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Convocation notice for the 117th ordinary general meeting of shareholders (Wednesday, June 6, 2007)

2.	Notice on purchase of shares on market (Friday, June 22, 2007)

3.	Resolution of the ordinary general meeting of shareholders (Friday, June 22, 2007)

CONVOCATION NOTICE FOR THE 117TH

ORDINARY GENERAL MEETING

OF SHAREHOLDERS

This is a translation of a notice in Japanese

Circulated to Japanese shareholders.

KUBOTA CORPORTION

OSAKA, JAPAN

(Translation)

To: Shareholders	June 6, 2007

CONVOCATION NOTICE FOR

THE 117th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 117th Ordinary General Meeting of Shareholders of Kubota Corporation will be held as described hereunder. Your attendance is respectfully requested.

Date and Time:	10:00 a.m. on Friday, June 22, 2007
Place:	Convention Hall of Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku Osaka, Japan

Matters for which the meeting is held:

Matters to be reported:

1.	Business report for the 117th period, the consolidated financial statements and the non-consolidated financial statements for the 117th period (from April 1, 2006 to March 31, 2007)

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Board of Corporate Auditors

Matters requiring resolutions:

1st Subject for Discussion:

Matters concerning election of 21 Directors

2nd Subject for Discussion:

Matters concerning election of 2 Corporate Auditors

3rd Subject for Discussion:

Matters concerning bonus payments for Directors

If you are unable to attend the meeting, the Company cordially requests that you study the referential materials annexed hereto, indicate your approval or disapproval of the proposals on the enclosed form of the voting exercise card with your signature thereon and return it to us.

When you attend the meeting, please present the enclosed form of the voting exercise card at the reception desk of the meeting.

If the Company amends the referential materials for the matters to be reported, the Company will release amendments of them on its website. URL; http://www.kubota.co.jp/ir/english/sh_info/convocation/index_open.html

Yours very truly,

Daisuke Hatakake
President and Representative Director
KUBOTA CORPORATION
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka, 556-8601 JAPAN

REFERENTIAL MATERIALS FOR THE MATTERS TO BE

REPORTED AND THE 1ST SUBJECT FOR DISCUSSION

Business Report for the 117th Period

(from April 1, 2006, to March 31, 2007)

I. Item of Overview of Operations

(1) Review of Operations

1) General Condition of Kubota Corporation and its subsidiaries

Driven by expansion in overseas business activities, Kubota Corporation and its subsidiaries (hereinafter, “the Company”) continued to report a robust performance for fiscal 2007, ended March 31, 2007. Operating income, which is the best measure of the Company’s earning power, moved to record levels for the third consecutive fiscal year. Overseas, we expanded the scope of our business activities by introducing new products meeting customer needs, principally in the Internal Combustion Engine and Machinery segment, and implemented aggressive measures to further develop our position in Asia outside Japan. In the domestic market, demand was relatively weak, but we secured profitability by continuing to reduce costs and increase productivity. These management efforts in Japan and overseas enabled Kubota to report growth in both revenues and profits for the fiscal year under review.

The Company reported consolidated revenues of ¥1,127.5 billion, an annual increase of ¥61.7 billion (5.8%), in fiscal 2007. Although revenues in Japan declined slightly, overall expansion was driven by continued major growth in overseas revenues, especially sales of tractors, engines, and construction machinery. As a consequence, the ratio of overseas revenues to consolidated revenues rose 5.8 percentage points, to 46.5%.

Operating income climbed ¥9.3 billion (7.7%), to ¥130.3 billion, from the prior year, the highest level in the Company’s history. By segment, operating income in Internal Combustion Engine and Machinery expanded substantially, supported by the increase in revenues and the positive effect of the weakening of the yen. Pipes, Valves, and Industrial Castings also reported a gain in operating profit, owing to continued cost-cutting, including reductions in fixed expenses, and higher revenues in overseas markets. Environmental Engineering, however, posted a substantial decline in profitability and reported an operating loss accompanying the decline in sales prices. Operating income in Other, however, showed steady expansion, as a result of increased sales of vending machines and other products.

Notwithstanding the rise in operating income, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥9.0 billion (6.4%), to ¥131.6 billion. This decline was due to the absence of the gain on an exchange of shares of ¥15.9 billion reported in the prior year. After deductions of ¥49.0 billion in income taxes (representing an effective tax rate of 37.2%), ¥4.9 billion of minority interests in earnings of subsidiaries and equity in net income of affiliated companies, and a ¥1.3 billion loss from discontinued operations, net of taxes, net income decreased ¥4.6 billion (5.6%), to ¥76.5 billion from the prior year.

2) Review of Operations by Industry Segments

(a) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥746.8 billion, 10.8% higher than the prior year, comprising 66.3% of consolidated revenues. Domestic revenues decreased 4.1%, to ¥258.3 billion, and overseas revenues increased 20.7%, to ¥488.5 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, sales of farm equipment declined because of lackluster market conditions. In the domestic market for farm equipment, new government agricultural policies have been introduced, and the implementation of these measures is resulting in structural changes within the agricultural sector, leading to a postponement of equipment purchases, principally among medium-sized farms. Within this operating environment, to revitalize the market, Kubota implemented sales expansion policies carefully tailored to various customer groups and was able to increase its market share; however, these efforts did not compensate for the market slump. On the other hand, sales of construction machinery significantly rose due to steady demand for construction machinery, introduction of new models, and expansion of sales to major machinery rental companies. In addition, sales of engines, mainly to manufacturers of construction and industrial machinery, showed steady expansion.

In overseas markets, sales of tractors, the Company’s core product, expanded steadily. In the United States, sales of medium-sized tractors showed marked expansion accompanying the introduction of new models, while sales of small-sized tractors weakened along with the slowdown in housing starts. In Europe, sales of tractors showed strong expansion as the Company introduced new products and implemented an active marketing program. Moreover, in Asia outside Japan, sales of tractors sustained a high rate of growth in Thailand, where demand for tractors is expanding rapidly.

Sales of construction machinery reported steady expansion in Europe, the principal overseas markets of construction machinery, along with rising demand and the introduction of new products. Sales of construction machinery in North America also increased. In addition, sales of engines in Europe and the United States grew steadily, and sales of combine harvesters in China increased rapidly.

(b) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings were ¥194.2 billion, 2.4 % higher than the prior year, comprising 17.2 % of consolidated revenues. Domestic revenues decreased 2.2%, to ¥163.4 billion, and overseas revenues increased 36.7%, to ¥30.8 billion. This segment comprises pipes, valves and industrial castings.

In the domestic market, demand for ductile iron pipes and plastic pipes was lackluster, but the Company was able to slightly increase sales of plastic pipes by raising prices, while sales of ductile iron pipes declined marginally. Sales of industrial castings expanded, mainly to the private sector, such as the steel and energy industries, but sales of products to the public sector fell sharply.

In overseas markets, exports of ductile iron pipe to the Middle East were robust, and sales of industrial castings continued to increase significantly, owing to high levels of private-sector capital expenditures.

(c) Environmental Engineering

Revenues in Environmental Engineering were ¥90.6 billion, 17.5% lower than the prior year, comprising 8.0% of consolidated revenues. Domestic revenues decreased 17.6%, to ¥86.5 billion, and overseas revenues decreased 16.8%, to ¥4.1 billion. This segment comprises environmental control plants and pumps.

In the domestic market, the operating environment continued to be extremely challenging because of the decline in public-sector demand and the drop in sales prices accompanying more intense competition. In addition, the suspension of designating pre-approved suppliers that resulted from compliance issues had a major negative impact. As a result, the Water & Sewage Engineering Division and Pumps Division suffered substantial declines in revenues. Overseas revenues also declined due to a decrease in sales of pumps, which is the main export product in this segment.

(d) Other

Revenues in Other were ¥95.8 billion, 4.1% higher than the prior year, comprising 8.5% of consolidated revenues. Domestic revenues increased 4.9%, to ¥95.3 billion, and overseas revenues decreased 60.0%, to ¥0.5 billion. This segment comprises vending machines, electronically equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums and other business.

Sales of construction fell sharply because of the Company’s realignment measures, including discontinuance of receiving orders from the public sector as an original contractor. Sales of vending machines, condominiums and air-conditioning equipment increased favorably, while sales of electronically equipped machinery and septic tanks declined.

Revenues by Industry Segment

	Revenues (in billions of yen*)	Percentage Change	Percentage of total Revenues
Internal Combustion Engine & Machinery	746.8	10.8%	66.3%
Pipes, Valves, and Industrial Castings	194.2	2.4	17.2
Environmental Engineering	90.6	(17.5)	8.0
Other	95.8	4.1	8.5
Total	1,127.5	5.8	100.0

(*)	The amounts have been rounded off to the nearest ¥0.1 billion.

3) Capital Expenditures

The Company made capital expenditures totaling ¥44.7 billion during the fiscal year under review, including investments for the expansion of production capacity in the Internal Combustion Engine and Machinery segment and land.

4) Financing

Financing for capital expenditures was obtained mainly from the Company’s internal resources, but along with the increase in finance receivables accompanying the expansion of business activities in the United States, necessary additional funding was obtained mainly from borrowings.

(2) Management Issues upon which the Company should Implement Countermeasures

To achieve further development and steady increases in enterprise value, the Company is actively addressing the following management issues.

(1) Accelerating the Expansion of Internal Combustion Engine and Machinery in Overseas Operations

The Company is allocating management resources to the overseas operations of Internal Combustion Engine and Machinery on a priority basis to expand its business domain from the perspective of the product portfolio and geographical coverage, while working to strengthen the business structure of this segment to the level appropriate for a global enterprise.

From a product portfolio point of view, the Company is broadening the scope of overseas operations of the segment by expanding the model lineup of tractors, construction machinery, and farm machinery as well as substantially diversifying the product lineup. Concerning diesel engines, which are key components in Kubota products, the Company is endeavoring to develop and manufacture its diesel engines in a timely manner that meets more stringent emission regulations to be introduced in Japan, North America, and Europe. Through this effort, the Company is enhancing the competitive edge of its diesel engine powered products and further expanding sales of diesel engines to other manufacturers.

From a geographical perspective, the Company is promptly implementing different strategies in North America, Europe, and Asia, responding to the regional characteristics of each market. In North America and Europe, which are currently the segment’s principal markets, the Company is working to significantly enhance its product and service supply capabilities. In Asia outside Japan, where rapid market expansion is ongoing, the Company is moving forward actively with initiatives to strengthen the capabilities of its production and sales networks in Thailand and China. Through the full implementation of these initiatives, the Company is promoting the geographical diversification of the overseas operations of Internal Combustion Engine and Machinery.

Moreover, to prevail in intense competition and accelerate the expansion of overseas business activities, it will be essential to enhance the segment’s business structure to enable it to outpace the competition in global markets. The Company will fortify production capacity in Japan and overseas to meet rising overseas demand while also training personnel who can carry out the work of a global enterprise, speed up R&D activities, and work to consistently enhance design and manufacturing capabilities as well as operating efficiency all with the objective of strengthening the segment’s business structure from a comprehensive perspective.

(2) Restructuring the Public Works Related Businesses

The Company’s public works related businesses are included in Pipes, Valves, and Industrial Castings and Environment Engineering. These businesses are confronting an exceptionally challenging operating environment because of the continuous cutbacks in public works investment. To respond effectively to changes in the operating environment, the Company is undertaking drastic restructuring in its business structure.

(a) Pipes, Valves, and Industrial Castings Segment to Step Up Initiatives to Expand Core Businesses

The Company has worked to strengthen its profitability by making drastic reductions in costs, including fixed expenses, bringing about major increases in productivity, and becoming thoroughly market-oriented and competitive. As a result of these efforts, the Company has been successful in raising the ratio of operating profitability to double-digit levels.

Going forward, to increase profits, the Company must actively focus on expanding core businesses while advancing into closely related areas as it strives to maintain and increase its earning power. This will require shifting the business activities from the public sector to the private sector, and also from the domestic market to overseas markets. The decision made at the end of the fiscal year under review to establish a joint venture in India for manufacturing ductile iron pipe is symbolic of what must be done in other product areas—shift the thrust of business development to the private sector and to opportunities overseas as a part of initiatives to further expand core businesses.

(b) Restructuring Environmental Engineering

The deterioration of the market environment and the intensification of competition in this segment have occurred faster than anticipated, thus creating a highly challenging set of operating conditions. In addition, the emergence of compliance issues has acted to accelerate deterioration in business performance, and the segment has fallen into a tough situation. To revitalize and restructure this segment, the Company is aggressively working to shift its business model and concentrate on its core competencies. Specifically, by developing its positions in the private sector and overseas markets, the Company is endeavoring to reduce dependency of this segment on the public sector while also promoting a shift from the plant engineering business to the sales and installation of machinery and equipment. In addition, by focusing on water-related businesses, the Company will work to make more efficient use of management resources in this segment and thereby promptly recover sound profitability and strengthen its business structure.

To make a successful transition to its new business model, the segment must have strong product development capabilities for stand-alone equipment and be cost-competitive. With this in mind, in April 2007, the Company formed the Environmental Equipment R&D Center. Through the activities of this new center, the Company intends to make the manufacturing technology and development capabilities nurtured by Internal Combustion Engine and Machinery available to this segment and, while taking thorough measures to lower costs, differentiate its technology from that of other companies.

(c) Moving toward Close Teamwork between the Two Segments

Both Pipes, Valves, and Industrial Castings and Environmental Engineering have core strengths in water-related products. By moving toward close teamwork between these segments, the Company will seek to realize synergies among their products and technologies and achieve greater operational efficiencies. The Company has taken specific measures in this direction by combining the organizations of the two segments within the parent company, beginning in April 2007. Going forward, by promoting the sharing of information related to products and technologies connected with “water” and strengthening teamwork in development and sales activities, the Company will work to increase the competitiveness of both segments.

(3) Management Based on Corporate Social Responsibility (CSR)

To achieve medium-to-long term growth and development, the Company must be an enterprise that continuously contributes to the sustainable development of society in harmony with the environment in addition to increasing its economic value. With this awareness, the Company is implementing CSR management as the most important management policy, and it pursues its corporate activities with a strong sense of responsibility regarding the economic, social, and environmental aspects of its activities as a global corporate citizen that responds positively to the expectations and trust of its various stakeholders.

Looking ahead, the Company will adhere strongly to its management principle: “The Kubota Group contributes to the development of society and the preservation of the earth’s environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles.” To remain an upstanding and proud member of society, the Company will also strengthen its compliance, internal controls, and corporate governance, as well as ensure full adherence to these and other aspects of its activities that are basic to management in the spirit of CSR.

During the fiscal year under review, the management and staff of Kubota worked together and achieved the best performance in the Company’s history in terms of operating profit. However, we cannot rest here because of the many uncertainties in the operating environment. Various developments, such as concern about a slowdown in the U.S. economy, changes in the agricultural market in Japan as new government policies go into effect, continuing price hikes of raw materials, and the uncertainty of foreign currency exchange and interest rate movements, are expected to bring about changes that will have a major impact on the Company’s management and performance.

By responding quickly and appropriately to these changes in the operating environment and devoting our fullest energies to addressing the previously mentioned issues, we are committed to continuing to build our corporate value.

We thank you for your investment in Kubota and your continuing support in the years ahead.

(3) The financial position and the results of operations

1) Consolidated Financial Summary

Year (Period)	Year ended March 31, 2004 (114th)	Year ended March 31, 2005 (115th)	Year ended March 31, 2006 (116th)	Year ended March 31, 2007 (117th)
Revenues (in billions of yen)	939.2	994.5	1,065.7	1,127.5
Operating income (in billions of yen)	29.9	94.1	121.1	130.3
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies (in billions of yen)	28.2	156.4	140.5	131.6
Net income (in billions of yen)	11.7	117.9	81.0	76.5
Net income per ADS (5 common shares) (in yen) (Basic)	44	446	311	295
Total assets (in billions of yen)	1,124.2	1,193.1	1,405.4	1,502.5
Shareholders’ equity (in billions of yen)	391.1	481.0	606.5	659.6
Shareholders’ equity per ADS (in yen)	1,459	1,850	2,334	2,554

ADS:	American Depositary Shares

Notes:

1.	The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.	The amounts have been rounded off to the nearest ¥0.1 billion except per ADS amounts and per ADS amounts have been rounded off to the nearest Yen.

3.	Finance income and expenses from retail finance business were previously classified mainly into “Interest income” and “Interest expense”. However, the Company currently classifies them into “Revenues” and “Cost of revenues”, since the significance of retail finance business has been increasing and the business is becoming one of major or central operations of the Company. Accordingly, the reclassification has been made to the presentation of the prior year’s statement of income.

4.	Net income per ADS is calculated based on the weighted average number of outstanding common shares for the period. Shareholders’ equity per ADS is calculated based on the number of outstanding common shares at the end of the period. These per ADS amounts have been calculated after deducting the number of shares of treasury stock.

5.	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior year figures relating to discontinued operations have been separately reported in discontinued operations.

2) Financial Summary (Non-consolidated)

Year (Period)	Year ended March 31, 2004 (114th)	Year ended March 31, 2005 (115th)	Year ended March 31, 2006 (116th)	Year ended March 31, 2007 (117th)
Net sales (in billions of yen)	663.8	675.4	693.5	694.9
Operating income (in billions of yen)	41.8	56.8	74.7	72.5
Ordinary income (in billions of yen)	45.9	64.7	81.0	78.6
Net income (in billions of yen)	21.7	43.1	47.6	43.3
Net income per ADS (5 common shares) (in yen) (Basic)	81	163	182	167
Total assets (in billions of yen)	867.6	861.6	922.8	906.9
Net assets (in billions of yen)	383.9	397.9	484.7	492.3
Net assets per ADS (in yen)	1,432	1,529	1,864	1,906

Notes:

1.	The amounts have been rounded down to the nearest ¥0.1 billion except per ADS amounts and per ADS amounts have been rounded off to the nearest Yen.

2.	Net income per ADS is calculated based on the weighted average number of outstanding common shares for the period. Net assets per ADS are calculated based on the number of outstanding common shares at the end of the period. These per ADS amounts have been calculated after deducting the number of shares of treasury stock.

3.	From the fical year ended March 31, 2007, Kubota Corporation adopted “Accounting Standard for Presentations of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan Statement No. 5 issued on December 9, 2005) and “Guidance on Accounting Standard for Presentation on Net Assets in Balance Sheet” (Accounting Standard Board of Japan Guidance No. 8 issued on December 9, 2005).

(4) Main Subsidiaries and Affiliated Companies

Name	Issued capital	Percentage of voting shares	Major operations

(Subsidiaries)
1 Kubota Credit Co., Ltd.	¥ 0.3 billion	51.7 21.1	*	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan

2 Kubota-C.I. Co., Ltd.	¥ 3.0 billion	70.0	Manufacturing and sales of plastic pipes and fittings

3 Kubota U.S.A., Inc.	US$167 million	100.0	Administration of subsidiaries in the U.S.A.

4 Kubota Tractor Corporation	US$37 million	90.0	*	Sales of tractors, small-sized construction machinery and other machinery in the U.S.A.

5 Kubota Credit Corporation	US$8 million	10.0 90.0	*	Retail financing to purchasers of tractors and related products in the U.S.A.

6 Kubota Manufacturing of America Corporation	US$10 million	100.0	*	Manufacturing and sales of small-sized tractors, lawn mower and utility vehicles

7 Kubota Engine America Corporation	US$10 million	90.0	*	Sales, engineering and after-sales service of engines, engine parts and engine accessories

8 Kubota Industrial Equipment Corporation	US$20 million	100.0	*	Manufacturing and sales of implements for tractors

9 Kubota Canada Ltd.	Can$6 million	80.0	Sales of tractors, engines, small-sized construction machinery and other machinery in Canada

10 Kubota Metal Corporation	Can$15 million	100.0	Manufacturing and sales of cast steel products in North America, mainly in Canada

11 Kubota Europe S.A.S.	EUR11 million	73.8	Sales of tractors, tillers, engines and small-sized construction machinery in Europe, mainly in France

12 Kubota Baumaschinen GmbH	EUR14 million	100.0	Manufacturing and sales of small-sized construction machinery in Europe, mainly in Germany

13 Kubota (Deutschland) GmbH	EUR3 million	80.0	Sales of tractors, tillers, engines and other machinery in Germany

14 Kubota (U.K.) Limited	£2 million	60.0	Sales of tractors, tillers, engines, small-sized construction machinery and other machinery in England and Ireland

15 The Siam Kubota Industry Co., Ltd.	208 million bahts	51.0	Manufacturing and sales of diesel engines and power tillers, and sales of tractors and other machinery in Southeast Asia, mainly in Thailand

(Affiliated Company)

1	Kubota Matsushitadenko Exterior Works Co., Ltd.	¥ 8.0 billion	50.0	Manufacturing and sales of roofing and siding

*	Indirect holding

Notes:

1.	The number of consolidated subsidiaries is 118 (including 15 subsidiaries listed above), a decrease of four subsidiaries from the prior year. The number of affiliated companies is 24 (including 1 affiliated company listed above), a decrease of one from the prior year.
2.	Consolidated financial results of fiscal year ended March 31, 2007 are described in “ I. Item of Overview of Operations, (1) Review of Operations”.

(5) Main Line of Business (As of March 31, 2007)

The Company is conducting its businesses in four fields: Internal Combustion Engine and Machinery Pipes, Valves, and Industrial Castings Environmental Engineering and Other

Internal Combustion Engine and Machinery

i	Farm equipment (Tractors, Tillers, Power tillers, Combine harvesters, Reaper binders, Harvesters, Rice transplanters)

ii	Ancillary tools and Implements for Agriculture (Implements, Attachments, Rice dryers, Mower, Vegetable production Equipment, Multipurpose warehouse, Rice mill, Electric scooter, Automatic rice cooker and other equipment for agricultural use)

iii	Farm facilities (Cooperative facilities for rice drying and rice seedling, Gardening facilities, Cooperative separating facilities for fruits and vegetables, Rice mill plant)

iv	Outdoor power equipment (Lawn and garden equipment, Lawn mower, Utility vehicle)

v	Engines (for farming, construction, industrial machinery and generators)

vi	Construction machinery (Mini excavators, Wheel loaders, Carriers, Tractor shovels, Welders, Generators and other construction machinery related products)

Pipes, Valves, and Industrial Castings

i	Pipe systems (Ductile iron pipes, FW (Filament winding) pipes, Spiral welded steel pipes (Steel pipe pile, Steel pipe sheet pile), Preinsulated pipes, Plastic pipes (Unplasticized polyvinyl chloride pipe, Polyethylene pipe, Plastic lining steel pipe, Fittings and accessories), Valves (for water supply and sewerage systems, etc.)

ii	Industrial castings (Reformer tubes, Hearth roll, G-Columns, G-Pile, Rolls for steel mills, Ceramics, TXAX (friction materials), Cast-iron drainage pipe, Single stack drain fitting, Ductile tunnel segment, Ductile frames)

Environmental Engineering

i	Water and sewage engineering plant (Waste water treatment equipments and plants, Water purification facilities, Sludge incineration and melting plants)

ii	Waste engineering (Waste shredding, sorting and recycling plants, Waste incinerating and melting plants, Night-soil treatment plants)

iii	Pumps (Furnishing and commissioning of pumping equipment for water supply, sewerage, irrigation and various fields, Small scale hydraulic power generating facility)

iv	Membrane Solutions (Submerged membrane systems for night-soil and wastewater purification, Membrane methane fermentation unit)

Other

i	House relation (Roofing, Siding, Johkasou systems (Septic Tanks), Bathtubs, Condominiums)

ii	Vending machines (for drinks, tobaccos and tickets)

iii	Electronic equipped machinery (Scales, Weighing and measuring control system, CAD systems, Printing and vending machine for tickets)

iv	Other (Air-conditioning equipment, Software, Design and construction of water supply and sewerage systems, engineering works and architecture)

(6) Main domestic Offices and Factories

	Name	Location
Offices	Head Office	Osaka [Osaka]
	Tokyo Head Office	Chuo-ku [Tokyo]
	Hokkaido Regional Office	Sapporo [Hokkaido]
	Tohoku Regional Office	Sendai [Miyagi]
	Chubu Regional Office	Nagoya [Aichi]
	Chugoku Regional Office	Hiroshima [Hiroshima]
	Shikoku Regional Office	Takamatsu [Kagawa]
	Kyusyu Regional Office	Fukuoka [Fukuoka]
	Hanshin Office	Amagasaki [Hyogo]
	Kyuhoji Business Center	Yao [Osaka]
	Farm & Industrial Machinery Sapporo Office	Sapporo [Hokkaido]
	Farm & Industrial Machinery Higashi-Nihon Office	Saitama [Saitama]
	Farm & Industrial Machinery Nishi-Nihon Office	Amagasaki [Hyogo]
	Farm & Industrial Machinery Fukuoka Office	Fukuoka [Fukuoka]
	Yokohama Branch	Yokohama [Kanagawa]

Plants	Hanshin Plant	Amagasaki [Hyogo]
	Keiyo Plant	Funabashi and Ichikawa [Chiba]
	Okajima Plant	Osaka [Osaka]
	Sakai Plant	Sakai [Osaka]
	Utsunomiya Plant	Utsunomiya [Tochigi]
	Tsukuba Plant	Tsukubamirai [Ibaraki]
	Sakai-Rinkai Plant	Sakai [Osaka]
	Hirakata Plant	Hirakata [Osaka]
	Shiga Plant	Konan [Shiga]
	Ryugasaki Plant	Ryugasaki [Ibaraki]

Main subsidiaries and affiliated companies

Internal Combustion Engine and Machinery (Location)

43 domestic sales companies of farm equipment
6 domestic sales companies of construction machinery
3 Kubota Agri Corporations
Kubota Credit Co., Ltd. (Osaka, Japan)
Kubota Farm & Industrial Machinery Service Ltd. (Sakai, Japan)
Kubota U.S.A., Inc. (U.S.A.)
Kubota Tractor Corporation (U.S.A.)
Kubota Credit Corporation U.S.A. (U.S.A.)
Kubota Manufacturing of America Corporation (U.S.A.)
Kubota Engine America Corporation (U.S.A.)
Kubota Industrial Equipment Corporation (U.S.A.)
Kubota Canada Ltd. (Canada)
Kubota Europe S.A.S. (France)
Kubota Baumaschinen GmbH (Germany)
Kubota (Deutschland) GmbH (Germany)
Kubota (U.K.) Ltd. (England)
The Siam Kubota Industry Co., Ltd. (Thailand)

Pipes, Valves, and Industrial Castings

Kubota-C.I. Co., Ltd. (Osaka, Japan)
Nippon Plastic Industry Co., Ltd. (Komaki, Japan)
Kubota Metal Corporation (Canada)

Environmental Engineering

Kubota Environmental Service Co., Ltd. (Taito-ku, Tokyo, Japan)

Other

Kubota Construction Co., Ltd. (Osaka, Japan)
Kubota Matsushitadenko Exterior Works, Ltd. (Osaka, Japan)
Kubota Maison Co., Ltd. (Osaka, Japan)
Kubota Air Conditioner, Ltd. (Taito-ku, Tokyo, Japan)

(7) Employees

	Number of employees	Change from previous period
Consolidated:	23,727	678
Non-consolidated:	8,674	(32)

(8) Main Financing Bank

Name	Balance of the loan
Mizuho Corporate Bank, Ltd.	¥52.8 billion
Sumitomo Mitsui Banking Corporation	¥49.6 billion

(9) Material matters regarding the Company

1) Actions for the health hazard of asbestos

The Company’s actions taken for asbestos health hazard issue since April 2006 are as follows.

The Company will continuously cope with this issue faithfully from the view point of Corporate Social Responsibility as one of manufacturers that once manufactured asbestos-containing products.

(a)	Relief payment

Kubota Corporation has established “Relief Payment System for the Asbestos-Related Patients and the Family Members of the Deceased near the Former Kanzaki Plant” on April 17, 2006 and paid the relief payments to 125 parties up to March 31, 2007.

(b)	Actions for Medical support for asbestos-related diseases

Kubota Corporation has decided to contribute ¥1.7 billion in total to Hyogo College of Medicine and Osaka Medical Center for Cancer and Cardiovascular Diseases for the purpose of medical treatment and research of asbestos-related diseases in 10 years starting from the fiscal year ended March 31, 2007. Kubota Corporation has paid such a contribution allocated for the fiscal year ended March, 2007, before September 30, 2006.

2) Compliance issue regarding Act concerning Prohibition of Private Monopoly and Maintenance of Fair Trade

Kubota Corporation was sentenced to penalties for the violation of Act concerning Prohibition of Private Monopoly and Maintenance of Fair Trade (hereinafter “Anti-monopoly Law”), as follows. Kubota Corporation takes the penalties very seriously and apologizes for giving the great concern to shareholders.

(a)	Kubota Corporation entered into the consent order with the Fair Trade Commission on October 2, 2006, for the violation of Anti-monopoly Law in engineering works for sewage pump system ordered by Tokyo Metropolitan Government Bureau of Sewerage.

In relation to this consent order, Kubota Corporation was ordered by the Kinki Regional Development Bureau of the Ministry of Land, Infrastructure and Transport, to suspend its sales activities of engineering works regarding machinery and equipment in Metropolis of Tokyo (Suspension Period: 15 days from January 24, 2007 to February 7, 2007).

(b)	The Fair Trade Commission filed a criminal prosecution against Kubota Corporation to the prosecutor’s office for the alleged violation of Anti-monopoly Law in the bidding for the night soil treatment plant construction and Kubota Corporation and the employee concerned (at that time) were indicted on June 12, 2006.

Osaka District Court adjudicated Kubota Corporation and the former employee concerned to be guilty and Kubota Corporation and the former employee concerned accepted this adjudication on April 23, 2007.

Kubota Corporation integrated Industrial & Material Systems Consolidated Division and Environmental Engineering Consolidated Division into “Water, Environment & Infrastructure Consolidated Division” on April 1, 2007. The Company will continue to thoroughly reinforce its organizational structure, with a corporate compliance being top of mind, and cope with restructuring its businesses with such a firm determination that if certain business of the Company causes or is charged to cause compliance problem, the Company may decide to withdraw from such business. The Company cordially thanks and asks all investors in advance for continued understanding and support.

II. Item on Shares of Kubota Corporation

(1) Stock Data
1) Total number of Authorized Common Shares:	1,874,700,000 shares
2) Total number of Common Shares Outstanding:	1,291,919,180 shares
(including 38,365 shares of treasury stock)

Notes: Kubota Corporation has retired shares of common stock on March 30, 2007. Total number of shares authorized on March 31, 2007 decreased by 7,950,000 shares compared with the prior year.

3) Number of Shareholders:	45,363

4) Number of shares constituting one full unit of shares of Kubota Corporation shall be one thousand.

5) Principal Shareholders (Top 10)

Name	Number of Shares (thousand of shares)	Percentage of Issued Shares(*1)
Japan Trustee Services Bank, Ltd.	103,855	8.03
The Master Trust Bank of Japan Ltd.	103,070	7.97
Nippon Life Insurance Company	88,687	6.86
Meiji Yasuda Life Insurance Company	66,221	5.12
The Dai-ichi Mutual Life Insurance Company	47,307	3.66
Sumitomo Mitsui Banking Corporation	45,006	3.48
Mizuho Corporate Bank, Ltd.	40,851	3.16
The Chase Manhattan Bank N.A. London	40,194	3.11
Mizuho Bank, Ltd.	28,388	2.19
Trust & Custody Service Bank, Ltd.	24,670	1.90

Notes:

1.	(*1) Percentage of issued shares is calculated excluding treasury stock on March 31, 2007.
2.	The number of shares owned by Japan Trustee Services Bank, Ltd. includes 22,982 thousand shares held by Sumitomo Trust and Banking Co., Ltd. Retirement Benefit Trust Account.

(2) Purchase, sale and possession of treasury stock

1) Total amount of shares purchased during this fiscal year

Total number of treasury stock purchased:	7,977,285 common shares
Total amount of treasury stock purchased:	¥8,515,583,828

Notes:

(a) Total amount of treasury stock purchased, pursuant to the resolutions of Board of Directors’ Meeting

Total number of treasury stock purchased:	7,800,000 common shares
Total amount of treasury stock purchased:	¥8,323,500,000

(b) Total amount of shares purchased less than the minimum unit

Total number of shares acquired:	177,285 common shares
Total amount of shares acquired:	¥192,083,828

2) Total amount of shares sold less than the minimum unit during this fiscal year

Total number of shares retired:	12,191 common shares
Total amount of shares retired:	¥12,680,966

3) Total number of shares retired:	7,950,000 common shares

(Date of retirement of shares: March 30, 2007)

4) Total number of treasury stock on March 31, 2007:	38,365 of common shares

(Total number of treasury stock on March 31, 2006:	23,271 of common shares)

III. Item of Directors of Kubota Corporation

(1) Name of Directors and Corporate Auditors (As of March 31, 2007)

RD = Representative Director, P = President,

EVP = Executive Vice President, EMD = Executive Managing Director, MD = Managing Director,

D = Director, CA = Corporate Auditor, GM = General Manager

Title	Name	Responsibilities and principal position
P&RD	Daisuke Hatakake

EVP&RD	Moriya Hayashi	GM of Farm & Industrial Machinery Consolidated Division, GM of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

EVP&D	Yoshihiro Fujio	In charge of Tokyo Head Office, GM of Industrial & Material Systems Consolidated Division, GM of Tokyo Head Office, In charge of Kubota Matsushitadenko Exterior Works Co., Ltd.

EMD	Toshihiro Fukuda	In charge of Environmental Protection Dept., CSR Planning & Coordination Dept., Secretary & Public Relations Dept., GM of Compliance Headquarters

EMD	Yasuo Masumoto	In charge of Quality Assurance & Manufacturing Promotion Dept., Deputy GM of Industrial & Material Systems Consolidated Division, GM of Production Control Headquarters in Industrial & Material Systems Consolidated Division

MD	Yoshiharu Nishiguchi	In charge of General Affairs Dept., Personnel Dept., Health & Safety Planning & Promotion Dept., Tokyo Administration Dept., GM of Head Office

MD	Eisaku Shinohara	In charge of Research & Development Planning & Promotion Dept., GM of R & D Headquarters in Farm & Industrial Machinery Consolidated Division

MD	Nobuo Izawa	General Manager of Environmental Engineering Consolidated Division

MD	Yoshihiko Tabata	GM of Engine Division

MD	Kazunobu Ueta	GM of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

D	Tokuji Ohgi	GM of Ductile Iron Pipe Division

D	Morimitsu Katayama	In charge of Quality Assurance & Manufacturing Promotion Dept. (assistant), GM of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division, GM of Sakai Plant

D	Nobuyuki Toshikuni	GM of Tractor Division

D	Hirokazu Nara	In charge of Septic Tanks Division, Corporate Planning & Control Dept., Finance & Accounting Dept.

D	Masayoshi Kitaoka	GM of Farm Machinery Division

D	Tetsuji Tomita	President of Kubota Tractor Corporation

D	Masatoshi Kimata	GM of Tsukuba Plant

D	Nobuyo Shioji*	GM of Construction Machinery Division

D	Takeshi Torigoe*	GM of Steel Castings Division

D	Satoru Sakamoto*	GM of Air Condition Equipment Division, President of Kubota Air Conditioner, Ltd.

D	Hideki Iwabu*	GM of Water & Sewage Engineering Division, GM of Planning Dept. in Water & Sewage Engineering Division

CA	Susumu Sumikura	Full-time

CA	Junichi Maeda	Full-time

CA	Yuzuru Mizuno	Full-time

CA	Teisuke Sono	Visiting professor of Hokuriku University

CA	Yoshio Suekawa	Certified Public Accountant

Notes:

1.	Messrs. Yuzuru Mizuno, Teisuke Sono, Yoshio Suekawa are Outside Corporate Auditors.

2.	Mr. Yoshio Suekawa, an Outside Corporate Auditor of Kubota Corporation, is a certified public accountant and has an adequate knowledge regarding accounting and finance including accounting principles generally accepted in the United States of America.

3.	Changes of Directors and Corporate Auditors during the fiscal year ended March 31, 2007

1)	Persons indicated by an asterisk (*) in the above table were newly elected at the 116th Ordinary General Meeting of Shareholders held on June 23, 2006 and assumed their offices.

2)	A Corporate Auditor of Kubota Corporation, Mr. Masamichi Nakahiro retired at the conclusion of the 116th Ordinary General Meeting of Shareholders on June 23, 2006.

3)	Directors of Kubota Corporation, namely Messrs. Akio Nishino and Takashi Shoji resigned on June 12, 2006.

4)	The title of Mr. Yoshihiro Fujio, an Executive Vice President & Director of Kubota Corporation has changed from an Executive Managing Director on October 1, 2006.

4.	Directors of Kubota Corporation, namely Messrs. Yoshihiro Fujio, Yoshiharu Nishiguchi, Nobuo Izawa, Tokuji Ohgi and Corporate Auditors of Kubota Corporation, namely Messrs. Susumu Sumikura and Teisuke Sono will retire at the conclusion of the 117th Ordinary General Meeting of Shareholders on June 22, 2007.

5.	Title and Responsibilities and principal position of Directors mentioned below have changed on April 1, 2007.

Title	Name	Responsibilities and principal position
EMD	Toshihiro Fukuda	In charge of Corporate Staff Section

EMD	Yasuo Masumoto	In charge of Tokyo Head Office, GM of Water, Environment & Infrastructure Consolidated Division, GM of Tokyo Head Office, GM of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, GM of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

MD	Eisaku Shinohara	GM of R & D Headquarters in Farm & Industrial Machinery Consolidated Division, in charge of Research & Development Planning & Promotion Dept., Environmental Equipment R&D Center

MD	Morimitsu Katayama	GM of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division, GM of Sakai Plant, in charge of Quality Assurance & Manufacturing Promotion Dept.

MD	Nobuyuki Toshikuni	GM of Tractor Division

MD	Hirokazu Nara	In charge of Corporate Staff Section (assistant), Corporate Planning & Control Dept., Finance & Accounting Dept.

D	Yoshihiro Fujio	Adviser of Kubota Matsushitadenko Exterior Works Co., Ltd.

D	Yoshiharu Nishiguchi

D	Nobuo Izawa	President of Kubota-C.I. Co., Ltd.

D	Tokuji Ohgi	Chairman of Kubota Matsushitadenko Exterior Works Co., Ltd.

D	Masayoshi Kitaoka	In charge of Personnel Dept., Health & Safety Planning & Promotion Dept., GM of Head Office

D	Masatoshi Kimata	Deputy GM of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

D	Hideki Iwabu	GM of Water & Sewage Engineering Division

(2) Compensation for Directors and Corporate Auditors

Title	Number	Total
Director	21	¥791 million

Corporate Auditor	5	¥103 million (including ¥43 million for three Outside Corporate Auditors)

Notes:

1.	The above compensation for Directors of Kubota Corporation does not include the employees’ portion salary of certain Directors.

2.	Compensation for Directors includes ¥212 million of bonuses for Directors to be proposed on the 117th Ordinary General Meeting of Shareholders.

(3) Activity report for Outside Corporate Auditors

Position	Name	Their Activities
Corporate Auditor (full time)	Yuzuru Mizuno	Mr. Yuzuru Mizuno, who is a Corporate Auditor (full-time), attended all 13 Board of Directors’ Meetings and all 16 Board of Corporate Auditors’ Meetings and expressed opinions based on long experience in corporate accounting and finance and professional viewpoint. Mr. Yuzuru Mizuno also attended the regular meeting with Representative Directors and expressed opinions.

Corporate Auditor	Teisuke Sono	Mr. Teisuke Sono attended all 13 Board of Directors’ Meetings and all 16 Board of Corporate Auditors’ Meetings and expressed opinions based on long experience of legal career and professional viewpoint. Mr. Teisuke Sono also attended the regular meeting with President and expressed opinions.

Corporate Auditor	Yoshio Suekawa	Mr. Yoshio Suekawa attended all 13 Board of Directors’ Meetings and all 16 Board of Corporate Auditors’ Meetings and expressed opinions regarding accounting and financial matters from professional viewpoint. Mr. Yoshio Suekawa also attended the regular meeting with President and expressed opinions.

IV. Independent Auditor

(1) Name of Independent Auditor

Deloitte Touche Tohmatsu (Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein)

(2) Compensation for the Independent Auditor for the fiscal year ended March 31, 2007

1) Amount of compensation provided for the fiscal year ended March 31, 2007	¥185 million

2) Total amount of cash and other financial benefits payable by Kubota Corporation and its subsidiaries to the Independent Auditor	¥219 million

Notes:

1.	The compensation for auditing are not divided into the compensation related to Corporate Law and the compensation related to Securities and Exchange Law in the audit contract between Kubota Corporation and the Independent Auditor, and it cannot be divided into the two portions. Therefore, the amount 1) described above is a total amount of the two portions.

2.	Kubota Corporation paid fees to the Independent Auditor for the services related to establishing internal control of the Company, which are not services specified in Article 2 Paragraph 1 of the certified public accountant law.

3.	Kubota Tractor Corporation and other 12 important subsidiaries are audited by independent auditors different from the independent auditor of Kubota Corporation.

(3) Policies for Determining Dismissal or Non-reelection of Independent Auditor

The Board of Corporate Auditors examines the dismissal or non-reelection of the Independent Auditor if Kubota Corporation believes that it infringes upon or contravenes laws and regulations such as the Corporate Law, Certified Public Accountant Law, or other laws. If the Board of Corporate Auditors determines that the dismissal or non-reelection is reasonable, it submits, in accordance with the rules and regulations for the Board of Corporate Auditors, a request to the Board of Directors to include the “dismissal or non-reelection of accounting auditor” in the agenda of the ordinary general meeting of shareholders.

V. Item of Systems to be developed to Establish Internal Control Systems

Kubota Corporation has set and is implementing the following nine systems to ensure the propriety of our business operations:

1.	System to ensure that Directors and employees perform their duties in compliance with laws and regulations, and the articles of incorporation

As the basis of a system to ensure that Directors and employees perform their duties in compliance with laws and regulations, and the articles of incorporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” to be observed by all Directors and employees of Kubota Corporation and its subsidiaries.

Organizationally, Kubota Corporation creates a Corporate Compliance Headquarters and CSR Planning & Coordination Dept. under the supervision of the Director in charge of Corporate Staff Section, which undertakes such activities as education and training to promote compliance with laws and ethics, and Kubota Corporation also performs internal audits.

In addition, Kubota Corporation sets up the “Kubota Hotline,” a service counter for in-house whistle blowing and consultation that is equipped with rules to protect whistle blowers, to discover at an early stage any improper conduct that infringes on laws or other regulations and to prevent such infringements from occurring.

2.	System related to the holding and control of information about Kubota Corporation’s Directors execution of their duties

Kubota Corporation properly keeps and controls information on the execution of duties by the Directors in accordance with its in-house rules and regulations, such as rules and regulations on custody of documents and other items. Kubota Corporation also maintains a standard by which such documents are available for examination, as necessary.

3.	Rules and regulations on the management of risks of losses and other systems

Kubota Corporation manages risks of compliance, environment, health and safety, disasters, quality, and other risks relating to the performance of business operations by establishing responsible departments or committees for each category of risks, and by providing rules and regulations, manuals, and other guidelines to respond to such risks.

The Director in charge of the relevant duties issues instructions to respond to new risks in which there is no responsible unit in place.

4.	System to ensure the efficient execution of duties by the Directors

The Board of Directors decides management execution policy, matters set in laws and regulations and other important matters regarding management, and oversights Directors execution of their duties.

Kubota Corporation enhances our decision-making process by having adequate discussions in “management committee”, with the participation of the President and other Directors, to decide important management matters. Kubota Corporation also implements multidimensional studies in an “investment council,” mainly consisting of Directors in charge of indirect departments, to discuss important investment projects. The results of these discussions are reported to the Board of Directors to enhance the effectiveness of the system.

5.	System to ensure proper business operations within Kubota Corporation, consisting of Kubota Corporation and its subsidiaries

To create a control environment for Kubota Corporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” and shares these philosophies. To ensure proper business operations of Kubota Corporation, including its subsidiaries, Kubota Corporation sets its in-house rules and establishes proper internal control systems. The internal auditing department audits the status of establishment and operation of internal control systems especially over financial reporting after self-audits by each department, and reports the results to the Directors in charge, the President and Corporate Auditors.

Kubota Corporation manages its subsidiaries in accordance with “Rules and Regulations for Subsidiaries and Affiliated Companies” in order to keep their proper operations.

6.	System for Directors and employees to report to Corporate Auditors and other systems related to reports to Corporate Auditors

The Directors and employees report the following matters to the Corporate Auditors without delay, in addition to the matters that need to be reported in accordance with laws and regulations:

(a)	Matters that could affect Kubota Corporation’s management;
(b)	Contents of internal audits performed by the internal auditing department and by the relevant departments of Head Office;
(c)	Contents of whistle blowing revealed in the “Kubota Hotline”; and
(d)	Other matters requested by the Board of Corporate Auditors or Corporate Auditors

7.	Matters related to employees who are requested to assist Corporate Auditors in their duties

Kubota Corporation establishes an office of Corporate Auditors and assigns employees to exclusively support the Corporate Auditors perform their duties.

8.	Independence of employees in Item 7. above from the Directors

Assignment or other handling of the employees in Item7. is made after consultation and agreement between the Director in charge of Personnel Dept. and the Corporate Auditors.

9.	Other systems to ensure effective audits by the Corporate Auditors

(a)	The President and Representative Director of Kubota Corporation has meetings with the Corporate Auditors periodically, and as needed, to exchange views on matters that Kubota Corporation must deal with, the improvement of audit environments, and other issues.

(b)	The Corporate Auditors explain the audit policies and audit plan to the Board of Directors, and the Directors make efforts to improve communication with the Corporate Auditors to enhance the exchange of information and establish an effective cooperation with the Corporate Auditors.

In April 2007, as part of our efforts to promote Items 3. and 5., Kubota Corporation started operating internal control systems including the design of in-house rules (rules and regulations), which are the basis for “proper performance of business operations.”

Kubota Corporation always asks our Directors and employees to commit themselves to “performing the right job” by observing Kubota Corporation’s rules and regulations, and Kubota Corporation tries our best to further promote internal controls of Kubota Corporation.

VI. Policy on appropriation of retained surplus

Kubota Corporation’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and cancellation of treasury stock. Kubota Corporation recognizes returning profit to shareholders is one of the most important missions and will strive to expand it, considering requirements of maintaining sound business operations as well as adapting to the future business environment.

Kubota Corporation decided at the Board of Directors’ Meeting held on May 11, 2007 that Kubota Corporation would pay ¥35 year-end dividend per American Depositary Share (ADS) on June 25, 2007. As a result, the annual dividend per ADS for the fiscal year ended March 31, 2007 will be ¥60, an increase of ¥10 from the fiscal year ended March 31, 2006.

Notice of year-end dividend

1) Amount of year-end dividend	¥35 per ADS (Total ¥ 9,043,165,705)

2) Record date of year-end dividend	March 31, 2007

3) Payment date	Monday, June 25, 2007

4) Resource of year-end dividend	Retained earnings

Consolidated Balance Sheets

Assets		(In millions of yen)

	March 31, 2007	March 31, 2006 (Reference)
	Amount	Amount
Current assets:
Cash and cash equivalents	82,601	91,858
Notes and accounts receivable:
Trade notes	82,491	70,007
Trade accounts	235,728	242,865
Less: Allowance for doubtful receivables	(2,011)	(2,155)

Total receivables, net	316,208	310,717

Short-term finance receivables	97,798	79,116
Inventories	205,658	175,660
Other current assets	114,835	100,873

Total current assets	817,100	758,224

Investments and long-term finance receivables:
Investments in and advances to affiliated companies	13,754	13,145
Other investments	215,130	236,629
Long-term finance receivables	170,031	124,509

Total investments and long-term finance receivables	398,915	374,283

Property, plant, and equipment:
Land	90,416	82,978
Buildings	208,529	203,985
Machinery and equipment	362,732	367,150
Construction in progress	8,216	6,236

Total	669,893	660,349
Accumulated depreciation	(432,247)	(433,977)

Net property, plant, and equipment	237,646	226,372

Other assets:	48,871	46,523

Total	1,502,532	1,405,402

Consolidated Balance Sheets

Liabilities and Shareholders’ equity		(In millions of yen)

	March 31, 2007	March 31, 2006 (Reference)
	Amount	Amount
Current liabilities:
Short-term borrowings	128,365	132,209
Trade notes payable	30,487	33,560
Trade accounts payable	206,808	186,901
Advances received from customers	3,699	7,311
Notes and accounts payable for capital expenditures	20,895	13,348
Accrued payroll costs	28,277	24,310
Accrued expenses	32,498	28,587
Income taxes payable	23,945	12,376
Other current liabilities	30,280	27,816
Current portion of long-term debt	71,429	50,020

Total current liabilities	576,683	516,438
Long-term liabilities:
Long-term debt	150,105	152,024
Accrued retirement and pension costs	27,306	53,633
Other long-term liabilities	52,732	47,925

Total long-term liabilities	230,143	253,582

Minority interests:	36,069	28,898

Shareholders’ equity:
Common stock	84,070	84,070
Capital surplus	93,150	93,150
Legal reserve	19,539	19,539
Retained earnings	376,815	323,116
Accumulated other comprehensive income	86,247	86,769
Treasury stock	(184)	(160)

Total shareholders’ equity	659,637	606,484

Total	1,502,532	1,405,402

Consolidated Statements of Income

(In millions of yen)

	Year ended March 31, 2007	Year ended March 31, 2006 (Reference)
	Amount	Amount
Revenues	1,127,456	1,065,736
Cost of revenues	794,687	753,952
Selling, general, and administrative expenses	199,356	186,017
Loss from disposal and impairment of businesses and fixed assets	3,066	4,709

Operating income	130,347	121,058

Other income (expenses):

Interest and dividend income	3,283	2,807
Interest expense	(1,219)	(1,156)
Gain on sales of securities-net	1,313	4,703
Gain on non monetary exchange of securities	997	15,901
Foreign exchange loss-net	(442)	(1,952)
Other-net	(2,714)	(840)

Other income, net	1,218	19,463

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	131,565	140,521

Income taxes:

Current	48,008	34,433
Deferred	953	21,634

Total income taxes	48,961	56,067

Minority interests in earnings of subsidiaries	6,214	4,938

Equity in net income of affiliated companies	1,353	1,633

Income from continuing operations	77,743	81,149

Loss from discontinued operations, net of taxes	(1,286)	(115)

Net income	76,457	81,034

Consolidated Statement of Shareholders’ Equity

(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income	Treasury stock
Balance, March 31, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)

Net income					76,457

Other comprehensive income						(9,181)
Adjustment to initially apply SFAS No.158						8,659
Cash dividends, ¥55 per ADS (5 common shares)					(14,274)
Purchases of treasury stock	(7,975)						(8,508)
Retirement of treasury stock					(8,484)		8,484

Balance, March 31, 2007	1,291,513	84,070	93,150	19,539	376,815	86,247	(184)

Notes of Consolidated Financial Statements

Significant Accounting Policies

1.	Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) persuant to the provision of the Corporate Law Accounting Regulations Article 148 Paragraph 1. Certain supplementary material and notes required under US GAAP are omitted persuant to the same provision.

2.	Valuation of Inventories

Inventories are mainly stated at the lower of cost which is determined by the moving-average method, or market.

3.	Valuation of Securities

The Company has adopoted the Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Available-for-sale securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in stockholders' equity, and cost of securities sold is determined by the moving-average method.

4.	Depreciation of Fixed Assets

Depreciation of tangible fixed assets is mainly computed by using the declining-balance method.

Depreciation of intangible fixed assets is computed by using the straight-line method. Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company performs impairment test at least once per year on goodwill which should not be amortized.

5.	Basis of Provision for Allowance

The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

Accrued employees’ retirement benefits are provided for payments of retirement benefits in accordance with SFAS No.87, “Employers’ Accounting for Pensions” and SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” based on the fair value of both projected benefit obligations and plan assets at year-end. The unrecognized prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants’ remaining service period.

(A Change in Accounting Policies)

The Company adopted SFAS No.158 from the fiscal year ended March 31, 2007. The Company recognizes its overfunded or underfunded status of the defined benefit postretirement plan as an asset or liability in the consolidated balance sheets with a corresponding adjustment to accumulated other comprehensive income, net of tax. The statement replaced SFAS No.87 which required to report at least minimum pension liability measured as excess of the accumulated benefit obligation over the fair value of the plan assets. Adoption of SFAS No.158 had no impact on the consolidated results of operations.

6.	Classification of finance income and expenses from retail finance business

Finance income and expenses from retail finance business were previously classified mainly into “Interest income” and “Interest expense” in other income (expenses). However, the Company currently classifies them into “Revenues” and “Cost of revenues”, since the significance of retail finance business has been increasing and the business is becoming one of major or central operations of the Company. Accordingly, the reclassification has been made to the presentation of the prior year’s statement of income.

7.	Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and presents the results of discontinued operations as a separate line item in the consolidated statements of income under loss from discontinued operations, net of taxes. The figures of the consolidated statement of income for the prior year related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation.

8.	Certain reclassifications have been made to the prior year’s consolidated financial statements which are provided for reference to conform with classifications used in 2007.

9.	Consumption taxes are accounted for as deposits received or deposits paid.

Notes to Consolidated Balance Sheets

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized gains (losses) on securities, pension liability adjustments and unrealized gains (losses) on derivatives.

3.	Assets pledged as collateral

Notes receivable	¥456 million
Accounts receivable	¥2,524million
Finance receivable	¥117,835 million
Tangible fixed assets	¥9,646 million

4. Notes discounted	¥3,434 million

5. Loan guaranteed	¥949 million

6.	With regard to the sales of ductile iron straight pipe in Japan, the Company received a surcharged order of ¥7,072 million from the Fair Trade Commission of Japan based on Anti-monopoly Law on December 24, 1999. In an effort to appeal, the Company has filed a petition for the hearing initiation of procedures. As a result of the decision to begin the procedures, afore-mentioned surcharge order has been temporarily however suspended; the hearing on the surcharge is again under progress.

Notes to Consolidated Statements of Income

1.	The amounts in the statements have been rounded off to the nearest million yen.
2.	Net income per ADS ¥295

Note to Consolidated Statement of Shareholders’ Equity

1.	The amounts in the statements have been rounded off to the nearest million yen.

Balance Sheets (Non-consolidated)

Assets	(In millions of yen)

	March 31, 2007	March 31, 2006 (Reference)
	Amount	Amount
Current assets:	448,809	452,057

Cash and deposits	38,636	51,474
Trade notes receivable	43,425	36,802
Trade accounts receivable	240,915	252,065
Finished goods	32,073	28,302
Semi-finished goods	8,684	9,277
Work in process	21,383	18,497
Raw materials	5,274	6,037
Supplies	1,228	1,238
Prepaid expenses	352	836
Deferred tax assets	5,540	7,592
Short-term loans receivable	40,370	34,623
Other current assets	11,224	8,203
Allowance for doubtful receivables	(300)	(2,896)

Long-term assets:	458,111	470,780

Property, plant, and equipment, net of accumulated depreciation:	164,558	152,853
Buildings	40,927	40,201
Structures	5,829	6,014
Machinery and equipment	28,179	26,403
Transportation equipment	141	140
Tools, furniture and fixtures	4,987	4,642
Land	80,990	73,294
Construction in progress	3,503	2,157

Intangibles:	3,024	3,506
Patents	4	5
Leasehold rights	25	25
Facility utility rights	272	226
Software	2,722	3,249

Investments:	290,527	314,420
Investment securities	213,023	234,676
Stock investments in subsidiaries and affiliated companies	51,091	51,313
Other investments	8	8
Other investments in subsidiaries and affiliated companies	3,290	3,290
Long-term loans receivable	22,510	24,526
Long-term loans receivable from employees	35	37
Long-term prepaid expenses	378	527
Other non-current assets	15,880	9,443
Allowance for doubtful receivables	(15,689)	(9,401)

Total assets	906,920	922,838

Balance Sheets (Non-consolidated)

Liabilities and Net assets		(In millions of yen)

	March 31, 2007	March 31, 2006 (Reference)
	Amount	Amount
Current liabilities:	298,642	280,782

Trade notes payable	9,129	9,396
Trade accounts payable	165,806	154,743
Short-term borrowings	24,926	37,977
Other accounts payable	21,399	15,655
Income tax payable	16,798	3,121
Accrued expenses	35,404	33,184
Advances received from customers	1,497	4,342
Deposits received	20,205	18,680
Provision for warranty costs	3,259	3,665
Provision for directors’ bonuses	212	—
Other current liabilities	4	16

Long-term liabilities:	115,908	157,295

Bonds	20,000	20,000
Long-term borrowings	41,537	64,463
Deferred tax liabilities	27,549	33,972
Liabilities for severance payments to the employees	25,830	37,354
Provision for losses from guarantees of loans	—	219
Other long-term liabilities	992	1,287

Total liabilities	414,551	438,078

Shareholders’ equity	395,987	375,563

Common stock	84,070	84,070
Capital surplus:	73,057	73,058
Additional paid-in capital	73,057	73,057
Other capital surplus	—	0
Retained earnings:	238,901	218,459
Legal reserve	19,539	19,539
Other retained earnings	219,362	198,920
Reserve for special depreciation	35	82
General reserve	184,342	165,942
Unappropriated retained earnings	34,984	32,895
Treasury stock	(41)	(24)
Valuation, translation adjustments and others	96,381	109,195

Unrealized holding gain on securities	96,380	109,195
Unrealized gain from hedging activities	0	—

Total net assets	492,369	484,759

Total liabilities and net assets	906,920	922,838

Statements of Income (Non-consolidated)

		(In millions of yen)

	Year ended March 31, 2007	Year ended March 31, 2006 (Reference)
	Amount	Amount
Net sales	694,935	693,503
Cost of sales	520,424	513,984

Gross profit	174,510	179,518

Selling, general and administrative expenses	101,980	104,752

Operating income	72,529	74,766

Non-operating income:	13,508	14,470
Interest	531	375
Dividend income	3,597	3,058
Other-income	9,379	11,036
Non-operating expenses:	7,436	8,204
Interest expense	1,054	921
Other expenses	6,382	7,282

Ordinary income	78,601	81,032

Extraordinary gain:	—	2,834
Gain on sales of long-term assets	—	2,834
Extraordinary losses:	9,857	7,090
Loss from investments on subsidiaries and affiliated companies	4,502	3,697
Expense from the relief payment for the health hazard of asbestos	2,947	3,393
Loss from violation of the anti-monopoly law	2,408	—

Income before income taxes	68,743	76,776

Income taxes:	25,371	29,146
Current	20,983	9,483
Deferred	4,388	19,663

Net income	43,372	47,630

Statement of changes in Net Assets (Non-consolidated)

From April 1, 2006 to March 31, 2007												(In millions of yen)

		Shareholders’ equity								Valuation, translation adjustments and others
		Capital surplus		Retained earnings
					Other retained earnings
	Common Stock	Additional paid-in capital	Other capital surplus	Legal reserve	Reserve for special depreciation	General reserve	Unappropriated retained earnings	Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others	Total net assets
Balance, March 31, 2006	84,070	73,057	0	19,539	82	165,942	32,895	(24)	375,563	109,195	—	109,195	484,759
Changes in this fiscal year
(*) Reversal of reserve for special depreciation					(31)		31		—			—	—
Reversal of reserve for special depreciation					(15)		15		—			—	—
(*) Transfer of general reserve						18,400	(18,400)		—			—	—
(*) Dividends							(7,799)		(7,799)			—	(7,799)
Dividends							(6,475)		(6,475)			—	(6,475)
(*) Bonus of directors and corporate auditors							(171)		(171)			—	(171)
Net income							43,372		43,372			—	43,372
Purchase of treasury stock								(8,515)	(8,515)			—	(8,515)
Retirement of treasury stock			(0)				(8,484)	8,497	12			—	12
Net change of items other than shareholders’ equity									—	(12,815)	0	(12,814)	(12,814)
Total changes in this fiscal year	—	—	(0)	—	(47)	18,400	2,089	(17)	20,424	(12,815)	0	(12,814)	7,609

Balance, March 31, 2007	84,070	73,057	—	19,539	35	184,342	34,984	(41)	395,987	96,380	0	96,381	492,369

*	Item of appropriation of retained earnings at the Ordinary General Meeting of Shareholders in June, 2006.

Notes of Financial Statements (Non-consolidated)

Significant Accounting Policies

1. Valuation of Securities

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method. Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in stockholders’ equity, and cost of securities sold is determined by the moving-average method.

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2. Valuation of Inventories

Inventories are stated at cost, which is determined by the moving-average method. Finished goods and work-in- process which are manufactured under specific production orders are stated at cost, which is determined by the specific cost method.

3. Depreciation Method of Fixed Assets

Depreciation of tangible fixed assets is computed by using the declining-balance method.

Depreciation of intangible fixed assets is computed by using the straight-line method. With regard to internal-use software, depreciation is computed by using the straight-line method based on availability period in the Company (five years).

4. Basis for Allowances

The allowance for doubtful receivables is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

Reserve for warranty costs is provided based on an analysis of the historical data of costs to perform under product warranties, under which Kubota Corporation generally guarantees the performance of products delivered.

Accrued directors’ bonuses is provided for bonuses payment to directors based on an estimated amount incurred during the fiscal year ended March 31, 2007.

Liabilities for severance payments to the employees are provided for payments of retirement benefits based on the retirement benefit obligation and the fair value of the pension plan assets at year-end. Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the declining-balance method over the average remaining years of service of the employees.

Allowance for losses from guarantees of loans is provided for possible losses related to guarantees for liabilities at the estimated amount in view of financial conditions of the guaranteed companies.

5. Consumption taxes are accounted for as deposits received or deposits paid.

Notes to Change in Accounting Policies

1. Accounting standard for directors’ bonuses

Effective from the fiscal year ended March 31, 2007, the Company adopted “Accounting Standard for Directors’ Bonus” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 4 issued on November 29, 2005). As a result, Operating income, Ordinary income, Income before income taxes has decreased by ¥212 million respectively.

2. Accounting standard for presentation of net assets in the balance sheet

Effective from the fiscal year ended March 31, 2007, the Company adopted “Accounting Standard for Presentations of Net Assets in the Balance Sheet” (ASBJ Statement No. 5 issued on December 9, 2005) and “Guidance on Accounting Standard for Presentation on Net Assets in Balance Sheet” (ASBJ Guidance No. 8 issued on December 9, 2005). The equivalent amount of the total Shareholders’ equity regulated formerly is ¥492,368 million.

The reclassification in accordance with the display of this year has been made to the presentation of the prior year’s balance sheets.

Notes to Change in Presentation

The estimated losses from investments in and advances to subsidiaries and affiliated companies were previously displayed as “Loss from impairment of stock and other investment in subsidiaries and affiliated companies”. However, the Company reconsidered the components of the losses and currently displays them as “Loss from investments on subsidiaries and affiliated companies” to represent the components more appropriately.

Notes to Balance Sheets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Receivables from subsidiaries and affiliated companies and payable to subsidiaries and affiliated companies
	Short-term receivables from subsidiaries and affiliated companies	¥168,465 million
	Long-term receivables from subsidiaries and affiliated companies	¥32,402 million
	Short-term payables to subsidiaries and affiliated companies	¥29,614 million

3.	Accumulated depreciation of tangible fixed assets
	(including accumulated impairment losses)	¥319,682 million

4.	Contingent Liabilities:

(1) Loans guaranteed
	Guarantee for borrowings of subsidiaries and affiliated companies from bank 5 domestic sales companies of farm equipment	¥45 million
	Kubota Metal Corporation	¥1,018 million
	Others (27 companies)	¥1,121 million

	Total	¥2,184 million

	(2) Notes discounted	¥750 million

(3)    With regard to the sales of ductile iron straight pipe in Japan, the Company received a surcharged order of ¥7,072 million from the Fair Trade Commission of Japan based on the Anti-Monopoly Law on December 24, 1999. In an effort to appeal, the Company has filed a petition for the hearing initiation of procedures. As a result of the decision to begin the procedures, afore-mentioned surcharge order has been temporarily however suspended; the hearing on the surcharge is again under progress.

5.	Balance at March 31, 2007 includes the matured bill because the day at the end of the fiscal year was a holiday.

Notes receivable	¥7,068 million
Notes payable	¥1,467 million

Notes to Statements of Income

1. The amounts in the statements have been rounded down to the nearest million yen.

2. Transactions with subsidiaries and affiliated companies
Sales to subsidiaries and affiliated companies	¥291,571 million
Purchases from subsidiaries and affiliated companies	¥65,872 million
Purchases from other transactions with subsidiaries and affiliated companies	¥599 million

Notes to Statement of changes in Net Assets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Type and number of shares outstanding

Type of shares	Number of shares as of March 31, 2006 (thousand)	Number of shares increased (thousand)	Number of shares decreased (thousand)	Number of shares as of March 31, 2007 (thousand)
Common stock	1,299,869	—	7,950	1,291,919

Note:

The number of shares decreased is as follows.

The decrease due to the retirement of shares under the resolution at the Board of Directors’ Meeting held on March 23, 2007	7,950 thousand shares

3. Type and number of treasury stock

Type of shares	Number of shares as of March 31, 2006 (thousand)	Number of shares increased (thousand)	Number of shares decreased (thousand)	Number of shares as of March 31, 2007 (thousand)
Common stock	23	7,977	7,962	38

Notes:

1. The number of shares increased is as follows.

The increase due to the retirement of shares under the resolution at the Board of Directors’ Meeting held on June 23, 2006	4,700 thousand shares

The increase due to the retirement of shares under the resolution at the Board of Directors’ Meeting held on December 15, 2006	3,100 thousand shares

The increase due to the purchase of shares constituting less than one full unit	177 thousand shares

2. The number of shares decreased is as follows.

The decrease due to the retirement of shares under the resolution at the Board of Directors’ Meeting held on March 23, 2007	7,950 thousand shares

The decrease due to sales of shares constituting less than one full unit	12 thousand shares

4. Dividend

(1) Details of dividend paid

Date of resolution	Type of shares	Total amount of dividend (million)	Dividend per ADS	Record date	Date of payment
Ordinary General Meeting on June 23, 2006	Common stock	¥7,799	¥30	March 31, 2006	June 23, 2006
Board of Directors’ Meeting on November 7, 2006	Common stock	¥6,475	¥25	September 30, 2006	December 5, 2006

(2) Dividend that the date of payment is in the next fiscal year among the dividend that the record date is in the fiscal year.

Date of resolution	Type of shares	Total amount of dividend (million)	Resource of dividend	Dividend per ADS	Record date	Date of payment
Board of Directors’ Meeting on May 11, 2007	Common Stock	¥9,043	Retained earnings	¥35	March 31, 2007	June 25, 2007

Notes to Deferred Income Tax

1. Significant components of deferred tax assets
Accrued enterprise tax	¥1,474 million
Accrued bonus	¥4,520 million
Reserve for warranty costs	¥1,323 million
Liabilities for severance payments to the employees	¥15,616 million
Impairment losses on securities	¥15,246 million
Other	¥6,180 million

Total deferred tax assets	¥44,362 million

2. Significant components of deferred tax liabilities
Adjustment of cost variance	¥(457) million
Reserve for special depreciation	¥(24) million
Unrealized holding gain on securities	¥(65,876) million
Other	¥(13) million

Total deferred tax liabilities	¥(66,371) million

Net deferred tax liabilities	¥(22,008) million

Notes to finance lease transactions

1. Acquisition costs	¥13,420 million
2. Accumulated depreciation	¥6,293 million

3. Future minimum lease payments	¥7,127 million

(Current portion of future minimum lease payments included above	¥3,489 million)
4. Lease expenses (Depreciation expense)	¥3,803 million

(Note) Acquisition costs and future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

Notes to related party transactions

1	Type	Subsidiary	Subsidiary	Subsidiary

2	Name	Kubota Tractor Corporation	Kubota Engine America Corporation	Kubota Credit Co., Ltd.

3	Location	California, U.S.A.	Illinois, U.S.A.	Osaka, Japan

4	Common stock	US$37 million	US$10 million	¥350 million

5	Operations	Sales of tractors, small-sized construction machinery and other machinery in the U.S.A.	Sales, engineering and after- sales service of engines, engine parts and engine accessories	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan

6	Percentage of voting shares	90.0*	90.0*	51.7 21.1*

7	Relationship	Sales of products of Kubota, Interlocking Directors	Sales of products of Kubota, Interlocking Directors	Retail Financing, Interlocking Directors

8	Contents of transaction	Sales of tractors and other machinery (Note 1, 2)	Sales of engines and other products (Note 1)	Lending (Note 3, 4)		Interest receipt (Note 3)

9	Amount of transaction (¥ million)	103,278	41,631	49,308		342

10	Accounts	Trade accounts receivable	Trade accounts receivable	Short- term loans receivable	Long- term loans receivable	Other current assets

11	Balance, March 31, 2007 (¥ million)	28,363	12,379	25,750	20,000	37

*	Indirect holding

Regarding amount in the above table, amount of transaction does not include consumption tax and balance at March 31, 2007 includes consumption tax.

Terms and conditions of business and decision policies of terms and conditions of business and others Notes:

1.	Regarding product sales, suggested price are proposed by Kubota Corporation and transaction price are decide after price negotiation in consideration of market price and total cost.

2.	Regarding amount of transaction and balance at March 31, 2007, amount of transactions by the intermediary Marubeni America Corporation is included.

3.	Regarding lending, Kubota decides interest reasonably in consideration of market interest rate.

4.	Regarding amount of transaction, the average balance during the fiscal year is listed because it is difficult to figure out due to repetitive transaction.

Notes to per ADS information

1.	Net assets per ADS	¥1,906

2.	Net income per ADS	¥167

Transcript copy of the independent auditors’ report concerning Consolidated Financial Statements

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 9, 2007

To the Board of Directors of Kubota Corporation
Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Akio Tsuchida

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Shojiro Yoshimura

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Koichiro Tsukuda

Pursuant to the fourth clause of Article 444 of the Corporate Law, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2007 of Kubota Corporation and consolidated subsidiaries (“the Company”), and the related consolidated statements of income and shareholders’ equity, and the related notes for the fiscal year from April 1, 2006 to March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007, and the results of its operations for the year then ended in conformity with the recognition and measurement criteria of accounting principles generally accepted in the United States of America, as modified by the first clause of Article 148 of the accounting regulation of the Corporate Law of Japan (Refer to Note 1, Basis of Preparation of Consolidated Financial Statements of Significant Accounting Policies).

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript copy of the independent auditors’ report concerning Financial Statements (Non-consolidated)

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 9, 2007

To the Board of Directors of Kubota Corporation
Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Akio Tsuchida

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Shojiro Yoshimura

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Koichiro Tsukuda

Pursuant to the first item, second clause of Article 436 of the Corporate Law, we have audited the financial statements, namely, the balance sheet as of March 31, 2007 of Kubota Corporation (“the Company”) and the related statements of income and changes in net assets, and the related notes for the 117th fiscal year form April 1, 2006 to March 31, 2007, and the accompanying supplemental schedules. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the accompanying supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript Copy of the Audit Report of the Board of Corporate Auditors

(TRANSLATION)

AUDIT REPORT

In respect of the execution of duties of the Directors during the 117th fiscal year from April 1, 2006 to March 31, 2007, the Board of Corporate Auditors (hereinafter “we”), following the discussion among us, have prepared this audit report based on the audit report prepared by each Corporate Auditor, and hereby report as follows, :

1. Methods and details of audits by Corporate Auditors and the Board of Corporate Auditors

We have formulated an audit policy, sharing of duties among auditors, and other audit-related items. We have received reports from each Corporate Auditor on the implementation and results of audits, and received reports from the Directors of Kubota Corporation, the Independent Auditor, and other parties on their execution of duties, and requested explanations from them when necessary.

In accordance with the Standards for Auditing by Corporate Auditors, the audit policy, sharing of duties among auditors, and other audit-related items that were determined by us, each Corporate Auditor: communicated well with Directors, the internal auditing department, other employees, and other bodies; gathered information and improved the audit environment; attended the Board of Directors meetings and other important meetings; received reports from Directors and other employees on their execution of duties; requested explanations from them when necessary; reviewed documents concerning matters such as important decisions; and conducted inspections of the business and financial condition at Kubota Corporation’s Head Office and other principle offices. Each Corporate Auditor also monitored and verified: the Board of Directors’ resolution on a system to ensure that the directors’ execution of their duties comply with laws and Kubota Corporation’s Articles of Incorporation, and also comply with the establishing and improving structure prescribed in the Corporate Law Enforcement Regulation Article 100 Paragraphs 1 and 3 to ensure that joint-stock company’s operations are carried out appropriately; and a system (internal control systems) established based on the said resolution. Each Corporate Auditor strove to communicate well and exchange information with the subsidiaries’ Directors and Corporate Auditors, and inspected some subsidiaries whenever necessary. Through these methods, each Corporate Auditor examined the business report for the 117th period and the supplementary schedules for the fiscal year under review.

In addition, we monitored and verified whether the Independent Auditor made appropriate audits while maintaining its independence. We received reports from the Independent Auditor on its operations, and requested explanations when necessary. The Independent Auditor notified us and we requested its explanations when necessary, concerning its establishment of a “System for Ensuring the Appropriate Execution of Duties” (the Corporate Calculation Regulations Article 159) in accordance with the “Quality Control Standards for Audits” (issued by the Business Accounting Council on October 28, 2005). Through these methods, we reviewed the financial statements (balance sheets, statements of income, statement of changes in net assets and notes of non-consolidated financial statements) and the supplementary schedules, as well as the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statement of shareholders’ equity and notes of consolidated financial statements), for the fiscal year under review.

2. Results of the Audit:

(1)	Results of the Audit for the Business Report for the 117th Period

1)	We have found that the business report for the 117th period and the supplementary schedules present fairly the current position of Kubota Corporation in conformity with applicable laws and regulations and the Articles of Incorporation.

2)	With respect to the execution of duties of the Directors, we have found neither improper conduct nor any material breach of applicable laws and regulations and the Articles of Incorporation.

3)	We have found that the resolutions of the Board of Directors regarding the internal control system are proper and correct. We have found nothing that needs to be pointed out concerning the Directors’ performance of their duties regarding the internal control system.

(2)	Results of the Audit for the financial statements and the supplementary schedules

We have found that the auditing methods employed by Deloitte Touche Tohmatsu, Independent Auditor, and the results thereof are appropriate and sufficient.

(3)	Results of the Audit for the consolidated financial statements

We have found that the auditing methods employed by Deloitte Touche Tohmatsu, Independent Auditor, and the results thereof are appropriate and sufficient.

May 10, 2007

The Board of Corporate Auditors
Corporate Auditor (full time)	Susumu Sumikura
Corporate Auditor (full time)	Junichi Maeda
Corporate Auditor (full time/Outside Corporate Auditor)	Yuzuru Mizuno
Corporate Auditor (Outside Corporate Auditor)	Teisuke Sono
Corporate Auditor (Outside Corporate Auditor)	Yoshio Suekawa

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

REFERENTIAL MATERIALS FOR EXERCISE OF VOTING RIGHTS

1. Subjects for discussion and referential materials

1st Subject for discussion:

Matters concerning election of 21 Directors

The term of office of all 21 Directors of Kubota Corporation will expire at the conclusion of this ordinary general meeting of shareholders. It is proposed to elect 21 Directors of Kubota Corporation.

The candidates for Directors are as follows:

	Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including responsibilities in other companies)
1	Daisuke Hatakake (June 29, 1941)	49,000 Shares	President and Representative Director of Kubota Corporation
			April,2003;	President and Representative Director of Kubota
Corporation (to present)

			June, 2002;	General Manager of Corporate Compliance
Headquarters

			June, 2001;	Managing Director of Kubota Corporation, in
charge of Corporate Planning & Control Dept.,
Finance & Accounting Dept., Corporate
Information Systems Planning Dept. (assistant)

			August, 2000;	In charge of PV Business Planning & Promotion
Dept.

			June, 2000;	In charge of Compliance Auditing Dept., Business
Alliance Dept. (assistant), Corporate Information
Systems Planning Dept. (assistant), General
Manager of Corporate Planning & Control Dept.

			June, 1999;	Director of Kubota Corporation

			December, 1998;	General Manager of Corporate Planning &
Control Dept.

			April, 1964;	Joined Kubota Corporation

2	Moriya Hayashi	30,000 Shares	Executive Vice President and Representative Director of Kubota
	(May 7, 1944)		Corporation, General Manager of Farm & Industrial Machinery
Consolidated Division, General Manager of International Operations
Headquarters in Farm & Industrial Machinery Consolidated Division

			April, 2006;	Executive Vice President and Representative
Director of Kubota Corporation (to present)

			April, 2004;	General Manager of Farm & Industrial Machinery
Consolidated Division (to present)

			April, 2004;	Executive Managing Director of Kubota
Corporation

			April, 2003;	Managing Director of Kubota Corporation,
General Manager of Tractor Division

			January, 2002;	General Manager of International Operations
Headquarters in Farm & Industrial Machinery
Consolidated Division (to present)

			October, 2001;	Deputy General Manager of Tractor Division

			June, 2001;	Director of Kubota Corporation

			June, 1999;	President of Kubota Tractor Corporation

			April, 1969;	Joined Kubota Corporation

3	Toshihiro Fukuda (October 12, 1945)	46,000 Shares	Executive Managing Director of Kubota Corporation, in charge of Corporate Staff Section
			April, 2007;	In charge of Corporate Staff Section (to present)

			April, 2006;	In charge of Secretary & Public Relations Dept.

			April, 2005;	In charge of CSR Planning & Coordination Dept.,
General Manager of Corporate Compliance
Headquarters

			April, 2005;	Executive Managing Director of Kubota
Corporation (to present)

			April, 2004;	Managing Director of Kubota Corporation, in
charge of Corporate Compliance Headquarters,
Environmental Protection Dept., General Affairs
Dept.

			April, 2003;	General Manager of Farm Machinery Division

			March, 2003;	In charge of Related Products Division

			June, 2002;	Director of Kubota Corporation

			October, 2001;	Deputy General Manager of Sales Headquarters in
Farm & Industrial Machinery Consolidated
Division and General Manager of Sales
Coordination Dept. in Farm & Industrial
Machinery Consolidated Division

			April, 1969;	Joined Kubota Corporation

4	Yasuo Masumoto	21,000 Shares	Executive Managing Director of Kubota Corporation, in charge of
	(April 21, 1947)		Tokyo Head Office, General Manager of Water, Environment &
Infrastructure Consolidated Division, General Manager of Tokyo
Head Office, General Manager of Production Control Headquarters in
Water, Environment & Infrastructure Consolidated Division, General
Manager of Coordination Dept. in Water, Environment &
Infrastructure Consolidated Division

			April, 2007;	In charge of Tokyo Head Office, General Manager
of Water, Environment & Infrastructure
Consolidated Division, General Manager of Tokyo
Head Office, General Manager of Production
Control Headquarters in Water, Environment &
Infrastructure Consolidated Division, General
Manager of Coordination Dept. in Water,
Environment & Infrastructure Consolidated
Division (to present)

			April, 2006;	Executive Managing Director of Kubota
Corporation (to present)

			April, 2005;	Deputy General Manager of Industrial & Material
Systems Consolidated Division

			January, 2005;	In charge of Quality Assurance & Manufacturing
Promotion Dept.

			June, 2004;	General Manager of Purchasing Dept. in Industrial
& Material Systems Consolidated Division

			April, 2004;	Managing Director of Kubota Corporation, in
charge of Manufacturing Planning & Promotion
Dept.

			April, 2003;	General Manager of Production Control
Headquarters in Industrial & Material Systems
Consolidated Division

			June, 2002;	Director of Kubota Corporation

			October, 2001;	General Manager of Farm Machinery Division

			April, 1971;	Joined Kubota Corporation

5	Eisaku Shinohara (August 25, 1947)	19,000 Shares	Managing Director of Kubota Corporation, General Manager of R &D Headquarters in Farm & Industrial Machinery Consolidated Division, in charge of Research & Development Planning &Promotion Dept., Environmental Equipment R&D Center

			April, 2007;	In charge of Environmental Equipment R&D
Center (to present)

			April, 2005;	Managing Director of Kubota Corporation, in
charge of Research & Development Planning &
Promotion Dept. (to present)

			April, 2004;	General Manager of R & D Headquarters in Farm
& Industrial Machinery Consolidated Division (to
present)

			June, 2003;	Director of Kubota Corporation

			October, 2001;	Deputy General Manager of R&D Headquarters in
Farm & Industrial Machinery Consolidated
Division and General Manager of Vehicle

Technology Generalization Dept. in Tractor
Division

			April, 1974;	Joined Kubota Corporation

6	Yoshihiko Tabata	20,000 Shares	Managing Director of Kubota Corporation, General Manager of
	(March 23, 1946)		Engine Division

			October, 2006;	General Manager of Planning & Sales Promotion
Dept. in Engine Division

			April, 2006;	Managing Director of Kubota Corporation (to
present)

			June, 2004;	Director of Kubota Corporation

			October, 2003;	General Manager of Engine Division (to present)

			May, 1998;	President of Kubota Engine America Corporation

			December, 1976;	Joined Kubota Corporation

7	Kazunobu Ueta	22,000 Shares	Managing Director of Kubota Corporation, General Manager of Sales
	(January 1, 1947)		Headquarters in Farm & Industrial Machinery Consolidated Division

			April, 2006;	Managing Director of Kubota Corporation (to
present)

			April, 2005;	In charge of Farm Facilities Division

			April, 2005;	General Manager of Sales Headquarters in Farm &

Industrial Machinery Consolidated Division (to
present)

			June, 2004;	Director of Kubota Corporation, in charge of
Related Products Division

			April, 2004;	In charge of Related Products Division (assistant)
and Deputy General Manager of Sales
Headquarters in Farm & Industrial Machinery
Consolidated Division, General Manager of Sales
Control Dept. in Farm & Industrial Machinery
Consolidated Division

			April, 2000;	Deputy General Manager of Sales Headquarters in
Farm & Industrial Machinery Consolidated
Division

			April, 1969;	Joined Kubota Corporation

8	Morimitsu Katayama	25,000 Shares	Managing Director of Kubota Corporation, General Manager of
	(January 17, 1948)		Manufacturing Headquarters in Farm & Industrial Machinery
Consolidated Division, General Manager of Sakai Plant, in charge of
Quality Assurance & Manufacturing Promotion Dept.

			April, 2007;	Managing Director of Kubota Corporation, in
charge of Quality Assurance & Manufacturing
Promotion Dept. (to present)

			January, 2005;	In charge of Quality Assurance & Manufacturing
Promotion Dept. (assistant)

			June, 2004;	Director of Kubota Corporation, in charge of
Manufacturing Planning & Promotion Dept.
(assistant)

			April, 2004;	General Manager of Manufacturing Headquarters
in Farm & Industrial Machinery Consolidated
Division and General Manager of Sakai Plant (to
present)

			April, 2003;	General Manager of Sakai Plant

			October, 2001;	General Manager of Construction Machinery
Division and General Manager of Construction
Machinery Manufacturing Dept. in Hirakata Plant

			April, 1963;	Joined Kubota Corporation

9	Nobuyuki Toshikuni	12,000 Shares	Managing Director of Kubota Corporation, General Manager of
	(January 30, 1951)		Tractor Division

			April, 2007;	Managing Director of Kubota Corporation (to
present)

			June, 2004;	Director of Kubota Corporation

			April, 2004;	General Manager of Tractor Division (to present)

			October, 2001;	President of Kubota Tractor Corporation

			April, 1973;	Joined Kubota Corporation

10	Hirokazu Nara	15,000 Shares	Managing Director of Kubota Corporation, in charge of Corporate
	(October 2, 1948)		Staff Section (assistant), Corporate Planning & Control Dept.,
Finance & Accounting Dept.

			April, 2007;	Managing Director of Kubota Corporation, in
charge of Corporate Staff Section (assistant) (to
present)

			October, 2005;	In charge of Corporate Planning & Control Dept.
(to present)

			June, 2005;	In charge of Finance & Accounting Dept. (to
present)

			June, 2005;	Director of Kubota Corporation, in charge of Air
Condition Equipment Division, Septic Tanks
Division, Housing & Building Materials Business
Coordination Dept., PV Business Planning &
Promotion Dept., General Manager of Corporate
Planning & Control Dept.

			April, 2005;	In charge of Air Condition Equipment Division
(assistant), Septic Tanks Division (assistant),
Housing & Building Materials Business
Coordination Dept. (assistant), PV Business
Planning & Promotion Dept. (assistant), Finance
& Accounting Dept. (assistant) and General
Manager of Corporate Planning & Control Dept.

			April, 2003;	General Manager of Corporate Planning &
Control Dept.

			June, 1996;	General Manager of Planning Dept. in Vending
Machinery Division

			April, 1971;	Joined Kubota Corporation

11	Masayoshi Kitaoka	8,000 Shares	Director of Kubota Corporation, in charge of Personnel Dept., Health
	(December 11, 1949)		& Safety Planning & Promotion Dept., General Manager of Head
Office

			April, 2007;	In charge of Personnel Dept., Health & Safety
Planning & Promotion Dept., General Manager of
Head Office (to present)

			June, 2005;	Director of Kubota Corporation (to present)

			April, 2004;	General Manager of Farm Machinery Division

			August, 2003;	General Manager of Electronic Equipped
Machinery Division

			December, 2002;	General Manager of Electronic Equipped
Machinery Division and General Manager of FA
Sales Dept. in Electronic Equipped Machinery
Division

			October, 2001;	General Manager of Electronic Equipped
Machinery Division and General Manager of CAD
Dept. in Electronic Equipped Machinery Division

			April, 1973;	Joined Kubota Corporation

12	Tetsuji Tomita	9,000 Shares	Director of Kubota Corporation, President of Kubota Tractor
	(March 6, 1950)		Corporation

			June, 2005;	Director of Kubota Corporation (to present)

			April, 2004;	President of Kubota Tractor Corporation (to
present)

			January, 2003;	President of Kubota Europe S.A.S.

			October, 1999;	General Manager of Export Dept. in Tractor
Division

			April, 1973;	Joined Kubota Corporation

13	Masatoshi Kimata	17,000 Shares	Director of Kubota Corporation, Deputy General Manager of Sales
	(June 22, 1951)		Headquarters in Farm & Industrial Machinery Consolidated Division

			April, 2007;	Deputy General Manager of Sales Headquarters in
Farm & Industrial Machinery Consolidated
Division (to present)

			June, 2005;	Director of Kubota Corporation (to present)

			October, 2001;	General Manager of Tsukuba Plant

			April, 1977;	Joined Kubota Corporation

14	Nobuyo Shioji	3,000 Shares	Director of Kubota Corporation, General Manager of Construction
	(April 11, 1949)		Machinery Division

			June, 2006;	Director of Kubota Corporation (to present)

			April, 2005;	General Manager of Construction Machinery
Division (to present)

			April, 2004;	General Manager of Construction Machinery
Division and General Manager of Planning &
Sales Promotion Dept. in Construction Machinery
Division

			April, 2003;	Deputy General Manager of Construction
Machinery Division and General Manager of
Planning & Sales Promotion Dept. in Construction
Machinery Division

			June, 2001;	General Manager of Planning & Sales Promotion
Dept. in Construction Machinery Division

			April, 1973;	Joined Kubota Corporation

15	Takeshi Torigoe	12,000 Shares	Director of Kubota Corporation, General Manager of Steel Castings
	(April 8, 1950)		Division

			June, 2006;	Director of Kubota Corporation (to present)

			April, 2005;	General Manager of Steel Castings Division (to
present)

			January, 2004;	General Manager of Steel Castings Manufacturing
Dept. in Hirakata Plant

			January, 2001;	President of Kubota Metal Corporation

			April, 1976;	Joined Kubota Corporation

16	Satoru Sakamoto	5,000 Shares	Director of Kubota Corporation, General Manager of Air Condition
	(July 18, 1952)		Equipment Division, President of Kubota Air Conditioner, Ltd.

			June, 2006;	Director of Kubota Corporation (to present)

			April, 2006;	General Manager of Air Condition Equipment
Division and President of Kubota Air Conditioner,
Ltd. (to present)

			October, 2005;	Deputy General Manager of Air Condition
Equipment Division and Director of Kubota Air
Conditioner, Ltd.

			April, 2003;	General Manager of Planning Dept. in Ductile
Iron Pipe Division

			June, 2001;	General Manager of Corporate Planning &
Control Dept.

			April, 1976;	Joined Kubota Corporation

17	Hideki Iwabu	10,000 Shares	Director of Kubota Corporation, General Manager of Water &
	(October 21, 1952)		Sewage Engineering Division

			August, 2006;	General Manager of Planning Dept. in Water &
Sewage Engineering Division

			June, 2006;	Director of Kubota Corporation (to present)

			April, 2006;	General Manager of Water & Sewage Engineering
Division (to present)

			April, 2004;	General Manager of Sewage Engineering Dept.
in Water & Sewage Engineering Division

			June, 2001;	General Manager of Water & Sewage Engineering
Dept. in Water & Sewage Engineering Division

			April, 1975;	Joined Kubota Corporation

18	Takashi Yoshii	16,000 Shares	President of Kubota Manufacturing of America Corporation
	(October 7, 1951)		October, 2005;	President of Kubota Manufacturing of America
Corporation (to present)

			April, 2005;	General Manager of R&D Administration Dept.
and General Manager of Prototype Engineering
Dept. in Farm & Industrial Machinery
Consolidated Division

			May, 2003;	General Manager of R&D Administration Dept. in
Farm & Industrial Machinery Consolidated
Division

			April, 1974;	Joined Kubota Corporation

19	Kohkichi Uji	4,000 Shares	General Manager of Ductile Iron Pipe Division, General Manager of
	(February 16, 1952)		Business Planning & Marketing Dept. in Ductile Iron Pipe Division
and Director of Tops Water Co., Ltd.

			April, 2007;	General Manager of Ductile Iron Pipe Division
and General Manager of Business Planning &
Marketing Dept. in Ductile Iron Pipe Division and
Director of Tops Water Co., Ltd. (to present)

			June, 2006;	General Manager of Business Planning &
Marketing Dept. in Ductile Iron Pipe Division and
Director of Tops Water Co., Ltd.

			October, 2003;	General Manager of Business Planning &
Marketing Dept. in Ductile Iron Pipe Division

			April, 2003;	General Manager of Sales Administration Dept. in
Ductile Iron Pipe Division

			April, 1974;	Joined Kubota Corporation

20	Toshihiro Kubo (April 5, 1953)	7,000 Shares	General Manager of Planning Dept. in Ductile Iron Pipe Division
			October, 2005;	General Manager of Planning Dept. in Ductile
Iron Pipe Division (to present)

			April, 2003;	General Manager of R&D Dept. in Ductile Iron
Pipe Division

			April, 1979;	Joined Kubota Corporation

21	Kenshiro Ogawa (July 23, 1953)	18,000 Shares	General Manager of Tsukuba Plant
			April, 2007;	General Manager of Tsukuba Plant (to present)

			April, 2003;	General Manager of Engine Manufacturing Dept.
in Sakai Plant and Rinkai Engine Manufacturing
Dept. in Sakai Plant

			April, 1979;	Joined Kubota Corporation

Note: No conflict of interest exists between Kubota Corporation and any of the above candidates for Directors.

2nd Subject for discussion:

Matters concerning election of 2 Corporate Auditors

The term of office of Corporate Auditors of Kubota Corporation, namely Messrs. Susumu Sumikura and Teisuke Sono will expire at the conclusion of the 117th ordinary general meeting of shareholders. It is proposed to elect two Corporate Auditors of Kubota Corporation.

Kubota Corporation agreed with the Board of Corporate Auditors regarding this subject for discussion.

	Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including responsibilities in other companies)
1	Yoshiharu Nishiguchi (January 29, 1947)	22,000 Shares	Director of Kubota Corporation
			April, 2007;	Director of Kubota Corporation (to present)

			April, 2006;	In charge of General Affairs Dept., Tokyo
Administration Dept.

			April, 2005;	Managing Director of Kubota Corporation, in
charge of Personnel Dept., Health & Safety
Planning & Promotion Dept., General Manager of
Head Office

			April, 2004;	In charge of Septic Tanks Division, Housing &
Building Materials Business Coordination Dept.,
Secretary & Public Relations Dept., PV Business
Planning & Promotion Dept.,

			June, 2003;	Director of Kubota Corporation, in charge of Air
Condition Equipment Division, Corporate
Planning & Control Dept., Finance & Accounting
Dept.

			December, 2002;	General Manager of Compliance Auditing Dept.

			June, 2000;	General Manager of Finance & Accounting Dept.

			July, 1998;	General Manager of Accounting Dept.

			April, 1970;	Joined Kubota Corporation

2	Masanobu Wakabayashi	0 Shares	Chairman of Osaka Prefectural Labour Relations Commission,
	(January 19, 1944)		Representative of Masanobu Wakabayashi Law Office

			March 2004;	Chairman of Osaka Prefectural Labour Relations
Commission (to present)

			April 1993;	Vice President of Osaka Bar Association

			April 1979;	Established Masanobu Wakabayashi Law Office
(to present)

			April 1970;	Registered as an attorney with Osaka Bar
Association

Notes:

1.	No conflict of interest exists between Kubota Corporation and any of the above candidates for Corporate Auditors.

2.	Mr. Masanobu Wakabayashi is a candidate of the Outside Corporate Auditor.

3.	Kubota Corporation asked Mr. Masanobu Wakabayashi to be elected Outside Corporate Auditor because Kubota Corporation considered that he could advise and audit management overall from a wide-ranging viewpoint with his adequate experience as an attorney.

3rd Subject for discussion:

Matters concerning bonus payments for Directors

Kubota Corporation will pay directors’ bonuses (¥212 million) for 21 Directors at the end of the fiscal year ended March 31, 2007, in consideration with results of operations for the fiscal year ended March 31, 2007.

Kubota Corporation asks shareholders to entrust the amount of payment to each Director which will be resolved at the Board of Directors.

June 22, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of shares on market

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on June 22, 2007 that the Company would execute purchase of its shares on market, pursuant to Article 156 of the Corporate law after applying the regulations of Article 165 Paragraph 3 of said law.

1. Purpose for the purchase of shares

The Company will purchase its shares in order to create more value per share, as a part of returning profit to shareholders.

2. Details of purchase of shares

1) Type of shares to be purchased:	Shares of common stock of the Company

2) Number of shares to be purchased:	Not exceeding 10 million shares
(0.8 % of total number of shares issued)

3) Amount of shares to be purchased:	Not exceeding ¥ 11 billion

4) Term of validity:	From June 25, 2007 to September 27, 2007

(Reference)

Total number of shares issued as of June 22, 2007	1,291,919,180 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

June 22, 2007

To: Shareholders

Daisuke Hatakake
President and Representative Director
KUBOTA Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka

Resolution of the Ordinary General Meeting of Shareholders

We take pleasure in informing you that the followings were duly reported and resolved at the 117th Ordinary General Meeting of Shareholders held on June 22, 2007.

Matters reported:

1.	Business report for the 117th period, the consolidated financial statements and the non-consolidated financial statements for the 117th period (from April 1, 2006 to March 31, 2007)

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Board of Corporate Auditors

Matters resolved:

1st Subject: Matters concerning election of 21 Directors

The above proposal was approved and passed as proposed.

Seventeen persons, namely Messrs. Daisuke Hatakake, Moriya Hayashi, Toshihiro Fukuda, Yasuo Masumoto, Eisaku Shinohara, Yoshihiko Tabata, Kazunobu Ueta, Morimitsu Katayama, Nobuyuki Toshikuni, Hirokazu Nara, Masayoshi Kitaoka, Tetsuji Tomita, Masatoshi Kimata, Nobuyo Shioji, Takeshi Torigoe, Satoru Sakamoto and Hideki Iwabu were re-elected, and four persons, namely Messrs. Takashi Yoshii, Kohkichi Uji, Toshihiro Kubo and Kenshiro Ogawa were newly elected.

2nd Subject: Matters concerning election of 2 Corporate Auditors

The above proposal was approved and passed as proposed.

Two persons, namely Messrs. Yoshiharu Nishiguchi and Masanobu Wakabayashi were newly elected.

3rd Subject: Matters concerning bonus payments for Directors

The proposal concerning payments of ¥ 212 million of bonuses for Directors, was approved and passed as proposed.

End of document

Directors and Corporate Auditors (as of June 22, 2007)

Directors

1	President and Representative Director	Daisuke Hatakake
2	Executive Vice President and Representative Director	Moriya Hayashi
3	Executive Managing Director	Toshihiro Fukuda
4	Executive Managing Director	Yasuo Masumoto
5	Managing Director	Eisaku Shinohara
6	Managing Director	Yoshihiko Tabata
7	Managing Director	Kazunobu Ueta
8	Managing Director	Morimitsu Katayama
9	Managing Director	Nobuyuki Toshikuni
10	Managing Director	Hirokazu Nara
11	Director	Masayoshi Kitaoka
12	Director	Tetsuji Tomita
13	Director	Masatoshi Kimata
14	Director	Nobuyo Shioji
15	Director	Takeshi Torigoe
16	Director	Satoru Sakamoto
17	Director	Hideki Iwabu
18	Director	Takashi Yoshii
19	Director	Kohkichi Uji
20	Director	Toshihiro Kubo
21	Director	Kenshiro Ogawa

Corporate Auditors

1	Corporate Auditor	Junichi Maeda
2	Corporate Auditor	Yoshiharu Nishiguchi
3	Corporate Auditor	Yuzuru Mizuno
4	Corporate Auditor	Yoshio Suekawa
5	Corporate Auditor	Masanobu Wakabayashi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: July 2, 2007	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department